SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

            ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                     Investment Company Act File No. 811-750

                  The undersigned,  a Delaware  business trust,  hereby notifies the U.S. Securities and Exchange Commission (the "Commission") that the Trust hereby adopts the Notification of Registration of Delaware Group Equity Funds II, Inc., a Maryland corporation, under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name of Registrant:                 Delaware Group Equity Funds II
                                    (a Delaware business trust, as successor registrant to Delaware Group Equity Funds
                                    II, Inc., a Maryland corporation)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                                    1818 Market Street
                                    Philadelphia, PA 19103

Telephone Number (including area code):  (215) 255-1255

Name and address of agent for service of process:

                                    Eric E. Miller, Esq.
                                    1818 Market Street
                                    Philadelphia, PA 19103

Check Appropriate Box:

                                    Registrant is filing an Amendment to its Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

                                            YES   [   ]          NO       [X] 1

Item 1.         Exact name of Registrant:  Delaware Group Equity Funds II

Item 2.         State and Date of Organization:  Delaware; December 17, 1998

Item 3.         Form of Organization:  business trust

Item 4.         Classification of Registrant:  management company

Item 5(a).      Registrant is an open-end company.

Item 5(b).      Registrant is a diversified investment company.

Item 6.         Name and address of Investment Adviser of Registrant:

                    Delaware Management Company
                    a series of Delaware Management Business Trust 2005 Market Street
                    One Commerce Square
                    Philadelphia, PA 19103

Item 7.         Trustees and Officers of the Registrant:

                    Wayne A. Stork, Chairman and Trustee
                    David A. Downes, President, Chief Executive Officer, Chief
                         Operating Officer, Chief Financial Officer and Trustee
                    Walter P. Babich, Trustee
                    John H. Durham, Trustee
                    Anthony D. Knerr, Trustee
                    Ann R. Leven, Trustee
                    Thomas F. Madison, Trustee
                    Charles E. Peck, Trustee
                    Jan L. Yoemans, Trustee
                    Richard G. Unruh, Jr., Executive Vice President and
                         Chief Investment Officer, Equities
                    H. Thomas McMeekin, Executive Vice President and Chief
                         Investment Officer, Fixed Income
                    Richard J. Flannery, Esq., Executive Vice President and
                         General Counsel
                    Eric E. Miller, Esq., Senior Vice President, Deputy General
                         Counsel, Secretary
                    Joseph H. Hastings, Senior Vice President, Corporate
                         Controller
                    Michael P. Bishof, Senior Vice President, Treasurer
                    John B. Fields, Vice President, Senior Portfolio Manager
                    J. Paul Dokas, Vice President, Senior Portfolio Manager

                 The address for each of the trustees and officers of the
                 Registrant:

                    1818 Market Street
                    Philadelphia, PA 19103

Item 8.          Not Applicable.

Item 9(a).       No.

Item 9(b).       Not Applicable.

Item 9(c). Yes. The Registrant, Delaware Group Equity Funds II, proposes to begin a public offering of its shares of beneficial interest commencing after the closing of the reorganization of Delaware Group Equity Funds II, Inc. (which is currently a registered investment company engaged in a public offering of its shares) into the Registrant, which is scheduled to occur on November 23, 1999, before 9:00 a.m. In this reorganization, the Registrant will receive all of the assets and liabilities of Delaware Group Equity Funds II, Inc. in exchange for shares of the Registrant.

Item 9(d).       No.

Item 9(e).       Not Applicable.

Item 10.         Current value of Registrant's total assets:     None

Item 11.         No.

Item 12.         None.


                                            SIGNATURES

                  Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 22nd day of November, 1999.


                            DELAWARE GROUP EQUITY FUNDS II


                            By  /s/ Eric E. Miller
                            Eric E. Miller, Senior Vice President and Secretary


Attest:    /s/ Michael D. Mabry
           Michael D. Mabry, Vice President
           and Assistant Secretary

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1      On November 22, 1999, Delaware Group Equity Funds II filed Post-Effective
       Amendment No. 113 to the registration statement on Form N-lA of Delaware Group Equity Funds II, Inc. in connection with the reorganization of Delaware Group Equity Funds II, Inc. into Delaware Group Equity Funds II. By and in Post-Effective Amendment No. 113, which was filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "1933 Act") to become effective on November 23, 1999, Delaware Group Equity Funds II, as successor, adopted the registration statement on Form N-1A of Delaware Group Equity Funds II, Inc. as its own registration statement pursuant to Rule 414 under the 1933 Act.